                            SCHEDULE 14A INFORMATION

          PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]  Preliminary Proxy Statement                [ ]  Confidential, for Use of the Commission
                                                Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to sec.240.14a-11(c) or sec.240.14a-12

                            LITTLE SWITZERLAND, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in its Charter)

                             ASPEN INVESTMENTS INC.
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11

     (1)  Title of each class of securities to which transaction applies:

        ------------------------------------------------------------------------

     (2)  Aggregate number of securities to which transaction applies:

        ------------------------------------------------------------------------

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

        ------------------------------------------------------------------------

     (4)  Proposed maximum aggregate value of transaction:

        ------------------------------------------------------------------------

     (5)  Total fee paid:

        ------------------------------------------------------------------------

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

        ------------------------------------------------------------------------

     (2)  Form, Schedule or Registration Statement No.:

        ------------------------------------------------------------------------

     (3)  Filing Party:

        ------------------------------------------------------------------------

     (4)  Date Filed:

        ------------------------------------------------------------------------

                                PROXY STATEMENT
         IN OPPOSITION TO THE SOLICITATION BY THE BOARD OF DIRECTORS OF
                            LITTLE SWITZERLAND, INC.

                         ANNUAL MEETING OF STOCKHOLDERS
                          OF LITTLE SWITZERLAND, INC.


                         TO BE HELD ON JANUARY 16, 1998



     This Proxy Statement and the accompanying GOLD Proxy Card are being furnished by Destination Retail Holdings Corporation, a Nevis corporation (together with its predecessor, the Colombian Emeralds International group of companies, "DRHC"), Mr. Stephen G.E. Crane, a resident of the Bahamas, and Aspen Investments Inc., a Panama corporation ("Aspen", and together with DRHC and Mr. Crane, the "DRHC Group"), to the stockholders of Little Switzerland, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 161-B Crown Bay Cruise Ship Port, St. Thomas, U.S. Virgin Islands VI00802, to be used at the 1997 annual meeting of the stockholders of the Company and any adjournments or postponements thereof (the "Annual Meeting"). DRHC operates 60 stores located throughout the Bahamas, the Eastern Caribbean and Alaska. The merchandise presently offered at such stores consists of emeralds and other gemstone jewelry, watches and other luxury products. Aspen is a privately held investment company. Aspen's president provides corporate and management services to DRHC and certain of its affiliates. The DRHC Group understands that the Company (i) has selected December 10, 1997 as the record date (the "Record Date") for determining the stockholders of the Company entitled to notice of and to vote at the Annual Meeting and (ii) plans to hold
the Annual Meeting on January 16, 1998, at 10:30 a.m. local time at           .



     THIS SOLICITATION IS BEING MADE BY THE DRHC GROUP IN OPPOSITION TO THE INCUMBENT BOARD OF DIRECTORS AND MANAGEMENT OF THE COMPANY IN ORDER TO FACILITATE AND EXPEDITE THE SALE OF THE COMPANY.



     On November 20, 1997, DRHC made an offer to the board of directors (the "Board of Directors") of the Company to acquire all issued and outstanding shares of common stock, par value $.01 per share (the "LSI Common Stock"), of the Company pursuant to a merger (the "Proposed Merger") in which a wholly-owned subsidiary of DRHC would be merged with and into the Company. At the effective time of the Proposed Merger, each share of LSI Common Stock that is issued and outstanding immediately prior to the effective time (other than shares of LSI Common Stock in the treasury of the Company or owned by Mr. Crane, Aspen, DRHC or any direct or indirect wholly-owned subsidiary of DRHC) would be converted
into the right to receive $          in cash. DRHC has received a firm financing
commitment from DLJ Bridge Finance, Inc. and Donaldson, Lufkin & Jenrette, Inc. (collectively, "DLJ") to provide the funds necessary to consummate the Proposed Merger. In addition, the offer to enter into the Proposed Merger is not conditioned upon DRHC or its representatives conducting any due diligence investigation of the Company.


     In order to both facilitate and expedite the sale of the Company, the DRHC Group is soliciting your proxy to elect Charles R. Scott and Ralph O. Hellmold (the "DRHC Nominees") to the Board of Directors to serve until the year 2000 annual meeting of the stockholders of the Company and until their successors are duly elected and qualified. Two Class III directors of the Company will be elected at the Annual Meeting.


     THE DRHC NOMINEES ARE COMMITTED, SUBJECT TO THEIR FIDUCIARY DUTIES TO THE COMPANY'S STOCKHOLDERS, TO TAKE ALL ACTIONS NECESSARY OR APPROPRIATE TO CONVINCE THE BOARD OF DIRECTORS TO PROMPTLY SELL THE COMPANY AT THE HIGHEST PRICE AVAILABLE AND ON THE MOST FAVORABLE TERMS. ABSENT A DEFINITIVE BONA FIDE OFFER AT A PRICE AND ON TERMS MORE FAVORABLE TO THE COMPANY'S STOCKHOLDERS THAN THE PROPOSED MERGER, THE DRHC NOMINEES INTEND, SUBJECT TO THEIR FIDUCIARY DUTIES TO THE COMPANY'S STOCKHOLDERS, TO TAKE ALL ACTIONS NECESSARY OR APPROPRIATE TO CONVINCE THE BOARD OF DIRECTORS TO CONSUMMATE THE PROPOSED MERGER. THERE CAN BE NO ASSURANCE, HOWEVER, THAT ELECTION OF THE DRHC NOMINEES WILL RESULT IN THE SALE OF THE COMPANY, WHICH WILL REQUIRE APPROVAL BY BOTH THE BOARD OF DIRECTORS AND THE COMPANY'S STOCKHOLDERS.


     This Proxy Statement and the accompanying GOLD Proxy Card are first being
sent or given on or about December   , 1997 to the holders of record of LSI
Common Stock at the close of business on the Record

Date. According to the Company's Notice of Annual Meeting of Stockholders and Proxy Statement (the "Company Proxy Statement") filed by the Company with the
Securities and Exchange Commission on December   , 1997, as of the close of
business on the Record Date, there were           shares of LSI Common Stock
outstanding. Each share of LSI Common Stock is entitled to one vote on all matters to come before the Annual Meeting. The Company has no other class of voting securities outstanding.

     On December   , 1997, Aspen was the beneficial owner of 300 shares of LSI
Common Stock and Mr. Crane was the beneficial owner of 261,100 shares of LSI Common Stock. Neither DRHC nor either of the DRHC Nominees owns any shares of LSI Common Stock. The DRHC Group believes that Aspen and Mr. Crane together own
     % of the issued and outstanding shares of LSI Common Stock. Aspen and Mr. Crane intend to vote their shares FOR the election of the DRHC Nominees.

                                   IMPORTANT

     Carefully review this Proxy Statement and the enclosed GOLD Proxy Card. No matter how many or how few shares of LSI Common Stock you own, please vote FOR the election of the DRHC Nominees to the Board of Directors by so indicating and by signing, dating and mailing to the DRHC Group the GOLD Proxy Card promptly.

     ONLY STOCKHOLDERS OF RECORD ON THE RECORD DATE ARE ENTITLED TO EXECUTE PROXIES.

     THE DRHC GROUP REQUESTS THAT YOU DO NOT VOTE ON OR RETURN TO THE COMPANY ANY PROXY CARD PROVIDED TO YOU BY THE COMPANY OR ANY OTHER STOCKHOLDER OF THE COMPANY, EVEN TO VOTE AGAINST THE INCUMBENT BOARD'S SLATE OR ANY OTHER SLATE OF NOMINEES. RETURNING ANY PROXY CARD PROVIDED TO YOU BY THE COMPANY COULD REVOKE THE GOLD PROXY CARD THAT YOU SIGN, DATE AND SEND TO THE DRHC GROUP.

     If you own shares of LSI Common Stock, but your stock certificate is held for you by a brokerage firm, bank or other institution, it is very likely that the stock certificate is actually in the name of such brokerage firm, bank or other institution. If so, only such entity can execute a GOLD Proxy Card and vote your shares of LSI Common Stock. The brokerage firm, bank, or other institution holding the shares of LSI Common Stock for you is required to forward proxy materials to you and to solicit your instructions with respect to the granting of proxies; it cannot vote your shares of LSI Common Stock unless it receives your instructions. PLEASE INSTRUCT THE BROKERAGE FIRM, BANK, OR OTHER INSTITUTION HOLDING THE SHARES OF LSI COMMON STOCK FOR YOU TO VOTE SUCH SHARES FOR THE ELECTION OF THE DRHC NOMINEES TO THE BOARD OF DIRECTORS BY SIGNING, DATING AND MAILING TO THE DRHC GROUP ON YOUR BEHALF THE GOLD PROXY CARD PROMPTLY.

     Any stockholder giving a proxy may revoke it at any time before it is voted by attending the Annual Meeting and voting his or her shares of LSI Common Stock in person, by giving written notice to the Secretary of the Company at 161-B Crown Bay Cruise Ship Port, St. Thomas, U.S. Virgin Islands VI00802 stating that the proxy has been revoked, or by delivery of a proxy bearing a later date.

     A VOTE FOR THE DRHC NOMINEES WILL ENABLE YOU, AS THE OWNERS OF THE COMPANY, TO SEND A MESSAGE TO THE BOARD OF DIRECTORS THAT YOU ARE IN FAVOR OF A SALE OF THE COMPANY.

     If you have any questions about giving your proxy or require assistance in voting your shares of LSI Common Stock, please call:

                                      LOGO
                                156 FIFTH AVENUE
                               NEW YORK, NY 10010

                            (212) 929-5500 (COLLECT)
                                       OR
                         CALL TOLL-FREE (800) 322-2885

                   WHY SHOULD YOU VOTE FOR THE DRHC NOMINEES

     As indicated under "Background of the Proposed Merger" below, the incumbent Board of Directors has rejected three formal offers by DRHC for a stock-for-stock business combination between the Company and DRHC and has not accepted a fourth all cash offer of $ per share. DRHC has been informed by the Company's financial advisor that the Board of Directors has commenced a process through which the Company may be sold, however, the Company has disclosed publicly that there can be no assurance as to the timing of any such transaction or whether any such transaction will be agreed to or consummated as a result of the Board of Directors pursuing this sale process.


     A vote for the DRHC Nominees will provide you, as the owners of the Company, with at least two representatives on the Board of Directors who are committed, subject to their fiduciary duties to the Company's stockholders, to a prompt sale of the Company at the highest price available and on the most favorable terms, which, in the absence of a definitive bona fide offer at a price and on terms more favorable to the Company's stockholders than those offered by DRHC, would be provided by the Proposed Merger. Although they have been nominated by Aspen, the DRHC Nominees are not affiliates of Aspen or DRHC, and they are fully committed to acting independently as directors in the best interests of, and to fulfilling their fiduciary duties to, the Company's stockholders.


     If, like us, you believe that you should have the opportunity to decide the future of your company and that you should have the chance to receive at least
$     per share for all of your shares of LSI Common Stock (a   % premium over
the average last sale price ($4.69) of the LSI Common Stock during the one month period preceding the joint filing of a Schedule 13-D by ValueVest Partners L.P. and Donald L. Sturm on May 5, 1997, which the DRHC Group believes led to market speculation, increased trading activity and a resulting increase in the price of the LSI Common Stock), the DRHC Group urges you to vote your GOLD Proxy Card FOR each of the DRHC Nominees.


     The DRHC Nominees support the prompt sale of the Company at the highest price available and on the most favorable terms and, if elected, will, subject to their fiduciary duties to the Company's stockholders, seek to convince the Board of Directors to take all steps necessary or appropriate to conduct a prompt auction and sale of the Company at the best available price and on the most favorable terms. If elected, the DRHC Nominees will seek to convince the Board of Directors to conduct an auction process, the specific guidelines of which will be determined at such time, in which any parties who have recently indicated or subsequently indicate a bona fide interest in acquiring the Company would have the opportunity to submit definitive offers during the two-week period following the date on which the DRHC Nominees take office (or such longer period as the Board of Directors may determine is required by their fiduciary duties in light of inquiries received at such time). The DRHC Nominees would then, subject to their fiduciary duties to the Company's stockholders, seek to convince the Board of Directors to negotiate and enter into an agreement with the party submitting the offer which, in their independent judgment, is at a price and on terms most favorable to the Company's stockholders, and would seek to convince the Board of Directors to take all action necessary or appropriate to permit the Company's stockholders to accept and/or approve such transaction. In evaluaing offers to purchase the Company, the DRHC Nominees would expect the Board of Directors to consider, in addition to the amount and form of the consideration offered, whether such offers contain financing conditions, due diligence conditions or any other material conditions which could impede and/or delay the consummation of the sale of the Company. Absent a definitive bona fide offer at a higher price and on terms more favorable to the Company's stockholders than the Proposed Merger, the DRHC Nominees intend, subject to their fiduciary duties to the Company's stockholders, to take all such actions necessary or appropriate to convince the Board of Directors to consummate the Proposed Merger. If a definitive bona fide offer superior to the Proposed Merger is received, the DRHC Nominees would expect to take similar actions in respect of such transaction.


     If elected, the DRHC Nominees will constitute a minority of the six member Board of Directors. Under the Company's Amended and Restated Certificate of Incorporation and By-Laws, a majority of the whole Board of Directors constitutes a quorum, and board action may be taken by the vote of a majority of the directors when a quorum is present. Accordingly, the DRHC Nominees would generally not be able, without the support of other directors, to unilaterally take board action. Nonetheless, if elected, the DRHC Nominees will, subject to their fiduciary duties to the Company's stockholders, seek to convince other members of the Board of Directors to vote with them to approve the sale of the Company, pursuant to the Proposed Merger or otherwise.

     There can be no assurance that election of the DRHC Nominees will result in consummation of the Proposed Merger or any other sale of the Company in light of what the DRHC Group believes to be continuing opposition thereto by the current Board of Directors. The DRHC Group believes, however, that replacement of a third of the Board of Directors represents the best means for the Company's stockholders to express their support for the prompt sale of the Company, pursuant to the Proposed Merger or otherwise.

     The Proposed Merger is subject to certain conditions and will not be consummated until those conditions are satisfied or waived. However, the Proposed Merger is not conditioned upon DRHC obtaining financing or conducting any due diligence investigation of the Company. Additional information concerning the Proposed Merger is contained under "Terms and Conditions of the Proposed Merger" below.

     IF YOU BELIEVE THAT YOU SHOULD HAVE THE OPPORTUNITY TO DECIDE THE FUTURE OF YOUR COMPANY AND THAT YOU SHOULD HAVE THE CHANCE TO RECEIVE AT LEAST $
PER SHARE FOR ALL OF YOUR SHARES OF LSI COMMON STOCK, THE DRHC GROUP URGES YOU TO VOTE YOUR GOLD PROXY CARD FOR EACH OF THE DRHC NOMINEES.

                     THE SOLICITATION AND THE DRHC NOMINEES

INTRODUCTION

     In order to pursue a business combination with the Company, DRHC, of which Mr. Crane is the President and the controlling stockholder, determined that it would cause the nomination of its designees for election to the Board of Directors at the Annual Meeting. In order to nominate nominees for election at the Annual Meeting, the Company's By-Laws require (i) the nominator to be a record holder of LSI Common Stock both at the time the nomination is made and at the time of the Annual Meeting and (ii) delivery of certain information about the nominator and the nominees to the Company not less than 75 days nor more than 120 days prior to the anniversary date of the prior year's annual meeting of stockholders. On July 17, 1997, Aspen, at the request of Mr. Crane, purchased 100 shares of LSI Common Stock. At the request of Mr. Crane, on July 25, 1997, Aspen submitted to the Secretary of the Company a Notice of Nomination pursuant to the By-Laws of the Company (the "Notice"). The Notice set forth Aspen's intention to nominate Mr. Crane and Mr. R. Christopher Cooper, the Chief Financial Officer of DRHC, for election to the Board of Directors at the Annual Meeting.

     By letter dated August 14, 1997, the Company notified Aspen that its nomination of Mr. Crane and Mr. Cooper had been rejected because Aspen was not a record holder of LSI Common Stock as of the date of the Notice and was, therefore, not in compliance with the advance notice nomination procedures set forth in the Company's By-Laws. The DRHC Group believed that the Company's By-Laws required Aspen to be a record holder as of the date the Notice was delivered to the Company. In fact, Aspen was a record holder of LSI Common Stock as of the date the Notice was delivered to the Company. Accordingly, on September 16, 1997, Aspen commenced litigation in the Delaware Court of Chancery to challenge the Company's rejection of its nomination. On September 18, 1997, the Company and DRHC executed a stipulation in the Delaware Court of Chancery which provided that Aspen would be permitted to nominate Mr. Crane and Mr. Cooper for election as directors at the Annual Meeting.

     On September 12, 1997, Aspen submitted a Demand for Stockholders List to the Company pursuant to Section 220 of the General Corporation Law of the State of Delaware for the purpose of permitting the DRHC Group to communicate with the Company's stockholders concerning the matters set forth in this Proxy Statement. The Company complied with such Demand for Stockholders List.

     Notwithstanding the stipulation which was agreed to by the Company and filed in the Delaware Court of Chancery, by letter dated November 12, 1997, the Company advised Aspen that the Board of Directors had approved an amendment to the Company's By-Laws which, if valid, prohibits competitors of the Company from serving as directors of the Company. Since Mr. Crane and Mr. Cooper were now allegedly disqualified by such amendment from serving as directors of the Company, the Board of Directors gave Aspen ten days to nominate two other nominees. On November 13, 1997, Aspen notified the Company that it reserved the right to challenge the validity of the By-Laws amendment and requested an extension of the period during which it could submit new nominations until December 5, 1997. The Company granted the extension. On December 5, 1997, the Company nominated Mr. Scott and Mr. Hellmold.

THE SOLICITATION

     The Company currently has six directors, divided into three classes of two directors each, having staggered terms of three years each. The terms of two incumbent directors, C. William Carey and John E. Toler, Jr., will expire at the Annual Meeting. According to the Company Proxy Statement, the Board of Directors is soliciting proxies in favor of the election of its two incumbent directors (C. William Carey and John E. Toler, Jr.) as nominees for election as directors to serve until the year 2000 annual meeting of the stockholders of the Company and until their successors are duly elected and qualified. The DRHC Group is soliciting your proxy for the election to the Board of Directors of Mr. Scott and Mr. Hellmold to serve until the year 2000 annual meeting of the stockholders of the Company and until their successors are duly elected and qualified.

THE DRHC NOMINEES

     Biographical data on the DRHC Nominees is set forth below:

     CHARLES R. SCOTT, age 69, has been the President and Chief Executive Officer of Leadership Centers USA, Inc., which conducts business under the name TEC-The Executive Committee, since 1994. From 1991 to 1994, Mr. Scott was the President and Chief Executive Officer and a director of The Actava Group Inc. (formerly known as Fuqua Industries, Inc.). From 1970 to 1991, Mr. Scott was the Chairman, President and Chief Executive Officer of Intermark, Inc. Mr. Scott is a director of Pier 1 Imports, Inc. and The Union Bank of California. Mr. Scott received his undergraduate degree from The University of Texas in 1949. The business address of Mr. Scott is c/o TEC-The Executive Committee, 365 King Road NW, Atlanta, Georgia 30342. Mr. Scott does not own any shares of LSI Common Stock.

     RALPH O. HELLMOLD, age 57, is the founder and has been the President of Hellmold Associates, Inc., an investment banking firm which specializes in mergers and acquisitions and acts as general partner of a hedge fund, since 1990. From 1987 to 1990, Mr. Hellmold was a Managing Director at Prudential-Bache Capital Funding, where he served as co-head of the Corporate Finance Group, co-head of the Investment Banking Committee and head of the Financial Restructuring Group. From 1974 to 1987, Mr. Hellmold was a partner at Lehman Brothers and its successors, where he worked in Corporate Finance and co-founded the Financial Restructuring Group. Mr. Hellmold received his undergraduate degree magna cum laude from Harvard College in 1962 and an M.I.A. from Columbia University in 1964. Mr. Hellmold is a director of Core Materials Corp. (a plastics manufacturer), International Aircraft Investors (an aircraft leasing company), AHL Shipping Company (a Jones Act shipping company), The Gammon Group (a circuit board manufacturer) and Q.C. Leasing (a holding company which controls The Gammon Group), and he is an independent trustee of Ridgewood Electric Power Trusts II and III, Delaware business trusts. The business address of Mr. Hellmold is c/o Hellmold Associates, Inc., 540 Fifth Avenue, New York, New York 10019. Mr. Hellmold does not own any shares of LSI Common Stock.

     Each of the DRHC Nominees has consented to serve as a director of the Company and, if elected, intends to discharge his duties as a director in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors.

     Each of the DRHC Nominees, if elected, would serve as a director for the term expiring in the year 2000.


     Each of the DRHC Nominees has entered into a Nominee Agreement with DRHC pursuant to which each such DRHC Nominee will be paid a fee of up to $10,000 and will be indemnified by DRHC for any expenses or liabilities incurred by each such DRHC Nominee in connection with his nomination to serve on the Board of Directors. The fee paid to the DRHC Nominees will be in addition to any compensation the Company pays to the DRHC Nominees in their capacity as directors of the Company.

                       BACKGROUND OF THE PROPOSED MERGER

INTRODUCTION

     In June 1997, Mr. Crane decided to pursue a business combination between DRHC, of which he is the President and the controlling stockholder, and the Company. Mr. Crane believes that significant synergies and economies of scale can be achieved in the areas of marketing, purchasing, distribution and management, among others, by combining the business operations of the Company and DRHC. To facilitate such a combination, Mr. Crane began acquiring shares of LSI Common Stock in July, 1997.

     As indicated below, the incumbent Board of Directors has rejected three formal offers by DRHC for a stock-for-stock business combination between the
Company and DRHC and has not accepted a fourth all cash offer of $     per
share. DRHC has been informed by the Company's financial advisor that the Board of Directors has commenced a process through which the Company may be sold, however, the Company has disclosed publicly that there can be no assurance as to the timing of any such transaction or whether any such transaction will be agreed to or consummated as a result of the Board of Directors pursuing this sale process.

FOUR FORMAL OFFERS BY DRHC

     On July 11, 1997, DRHC submitted to the Board of Directors a written offer (the "First Offer") for the Company to enter into a stock-for-stock transaction with DRHC pursuant to which the controlling stockholder of DRHC would own at least a majority of the issued and outstanding shares of LSI Common Stock following consummation of the transaction. DRHC expressed its belief that a business combination with DRHC would provide the Company with a proven regional management team, excellent communication and distribution capabilities and the ability to increase the Company's revenues and earnings. In addition, DRHC made known its preparedness to enter into immediate negotiations with the Company to effectuate the proposed transaction or to discuss alternative transaction forms that the Company might suggest. The Company did not formally respond to the First Offer or publicly disclose its receipt.

     DRHC submitted a second offer to the Board of Directors on July 23, 1997 (the "Second Offer"). The Second Offer contained a definitive offer by DRHC to enter into a stock-for-stock transaction with the Company pursuant to which (i) DRHC would contribute all of the capital stock of the entities which comprise DRHC to the Company and (ii) the controlling stockholder of DRHC would own approximately 75% of the issued and outstanding shares of LSI Common Stock following consummation of the transaction. Once again, DRHC expressed its desire to enter into immediate negotiations with the Company to effectuate the proposed transaction and its willingness to discuss any alternative transaction forms that the Company might suggest. The Company did not publicly disclose receipt of the Second Offer.

     On August 7, 1997, DRHC's financial advisors met with the Company's financial advisors to explore the Company's willingness to negotiate a business combination with DRHC. This meeting was followed by several telephone discussions between their respective financial advisors. On August 14, 1997, the Company's financial advisors contacted DRHC's financial advisors to inform them that the Company was not prepared to discuss a business combination as contemplated by the Second Offer.

     On August 29, 1997, the Company issued a press release stating that it would not timely file its Form 10-K for fiscal year 1997 because certain transactions might have been recorded in error on the books of the Company.

     Due to the unavailability of the Company's fiscal year 1997 financial results, on September 8, 1997, DRHC made a revised written offer to the Board of Directors (the "Third Offer") based on the 1996 fiscal year-end and 1997 quarterly financial results. The Third Offer contemplated the following business combination transaction (the "Transaction"): (i) DRHC would contribute all of the capital stock or assets of the entities which comprise DRHC to the Company,
(ii) the Company would issue such number of shares of LSI Common Stock to the controlling stockholder of DRHC so as to give such stockholder a fully-diluted 77.5% interest in the Company upon consummation of the Transaction, and (iii) record holders of LSI Common

Stock on the business day immediately prior to the Transaction closing date would be granted a one-time, non-transferable right to put the shares of LSI Common Stock held by them of record as of such date to the Company on the first anniversary of the Transaction closing date at a price of $6.15 per share. In addition, the Third Offer provided that if the Company's stockholders should desire increased liquidity following consummation of the Transaction, the Company would, subject to the satisfaction of any necessary SEC registration requirements, offer such stockholders the opportunity to participate in a registered secondary redistribution of their shares of LSI Common Stock.

     On September 15, 1997, the Company's financial advisor notified DRHC's financial advisor that the Company would defer consideration of the Third Offer because the Company's Form 10-K for fiscal year 1997 had not yet been filed. The Company did not publicly disclose receipt of the Third Offer.

     Based on the notification that the Company had decided to defer consideration of the Third Offer, on September 17, 1997, DRHC sent a letter to the Company encouraging the Company to meet with DRHC to discuss the Third Offer.

     On October 31, 1997, the Company's financial advisor notified DRHC's financial advisor that the Company had rejected the Third Offer.

     By letter dated November 7, 1997, the Company's financial advisor notified DRHC that the Company had engaged them to explore a possible sale of the Company and invited DRHC to submit a cash offer for the Company.

     On November 20, 1997, DRHC submitted a proposal to the Board of Directors (the "Fourth Offer") to acquire all issued and outstanding shares of LSI Common Stock by means of a merger in which each share of LSI Common Stock would be
exchanged for $     in cash.

     By letter dated November 24, 1997, the Company's financial advisor notified DRHC that the Company had received the Fourth Offer and indications of interest from other prospective purchasers. The Company's financial advisor invited DRHC to schedule a meeting with representatives of the Company's management and indicated that the Company would be soliciting another round of bids from DRHC and certain other prospective purchasers in the future.


                  TERMS AND CONDITIONS OF THE PROPOSED MERGER


     On November 20, 1997, DRHC submitted a proposal to the Board of Directors to acquire all issued and outstanding shares of LSI Common Stock by means of a merger in which each share of LSI Common Stock would be exchanged for
$          in cash. DRHC has received a firm financing commitment from DLJ to provide the funds necessary to consummate the Proposed Merger. Accordingly, the Proposed Merger is not conditioned upon the availability of financing. In addition, the offer to enter into the Proposed Merger is not conditioned upon DRHC or its representatives conducting any due diligence investigation of the Company. The offer to enter into the Proposed Merger is, however, subject to the execution of a merger agreement acceptable to the Company and DRHC with respect to the Proposed Merger, which shall include customary terms and conditions, including, among others, fiduciary termination provisions for the benefit of the Board of Directors and the payment to DRHC of a termination fee upon termination of the Proposed Merger under certain specified circumstances. Consummation of the Proposed Merger would also be conditioned upon, among other things, satisfaction of certain customary conditions at or prior to closing, including:
(i) approval of the Proposed Merger by the Board of Directors and by the holders of a majority of the outstanding shares of LSI Common Stock; (ii) no material adverse change in the Company's business, assets, liabilities, financial condition or prospects since August 31, 1997; and (iii) the receipt of any required regulatory approvals and third party consents.

                         OTHER MATTERS TO BE CONSIDERED
                             AT THE ANNUAL MEETING

     Except as set forth above, the DRHC Group is not aware of any proposals to be brought before the Annual Meeting. Should other proposals be brought before the Annual Meeting, the attorneys-in-fact named on the GOLD Proxy Card will abstain from voting on such proposals unless such proposals adversely affect the nomination or election of the DRHC Nominees or the consummation of the Proposed Merger, as determined by the DRHC Group in its sole discretion, in which event such persons will vote on such proposals in their discretion.

     The GOLD Proxy Card will be voted in accordance with your instructions on such card. IF YOU SIGN THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE SHARES OF LSI COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE DRHC NOMINEES.

                          VOTING AND PROXY PROCEDURES

     The presence in person or by proxy of a majority of the outstanding shares of LSI Common Stock will constitute a quorum at the Annual Meeting. Each outstanding share of LSI Common Stock is entitled to one vote on each matter properly presented at that meeting and a majority vote of the shares of LSI Common Stock present in person or by proxy at that meeting will be required to approve each matter.

     Directors of the Company are elected by a plurality of the votes cast by the stockholders entitled to vote at a meeting at which a quorum is present. A plurality means that the nominees with the largest number of votes are elected as directors, up to the maximum number of directors to be chosen at the meeting. Consequently, election of the DRHC Nominees requires the affirmative vote of a plurality of the votes cast in the election at the Annual Meeting, assuming a quorum is present or otherwise represented at the Annual Meeting. All other matters submitted at the Annual Meeting will be determined by a majority of the votes cast.

     Shares of LSI Common Stock represented by proxies that withhold authority with respect to the election of one or more nominees for election as director and proxies which are marked "abstain" on other proposals, will not be counted in determining whether a plurality or majority vote was obtained on such matters. If no directions are given and the signed GOLD Proxy Card is returned, the attorneys-in-fact appointed in the proxy will vote the shares of LSI Common Stock represented by that GOLD Proxy Card FOR the election of the DRHC Nominees. In instances where brokers are prohibited from exercising customary discretionary authority for beneficial owners who have not returned proxies to the brokers, those shares of LSI Common Stock will not be counted in the vote total.

     Stockholders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. IF YOU WERE A STOCKHOLDER OF RECORD ON THE RECORD DATE, YOU WILL RETAIN THE VOTING RIGHTS IN CONNECTION WITH THE ANNUAL MEETING EVEN IF YOU SELL OR SOLD YOUR SHARES OF LSI COMMON STOCK AFTER THE RECORD DATE. Accordingly, it is important that you vote the shares of LSI Common Stock held by you on the Record Date or grant a proxy to vote such shares whether or not you will own such shares.

     At the Annual Meeting, two Class III directors are to be elected to hold office until the year 2000 annual meeting of the stockholders of the Company and until their successors have been duly elected and qualified. The DRHC Group is soliciting your proxy in support of the election of the DRHC Nominees. If you wish to vote for the DRHC Nominees by proxy, you must submit the GOLD Proxy Card furnished to you by the DRHC Group and must NOT submit the Board of Directors' White Proxy Card. A stockholder may not submit a proxy card to vote for both the DRHC Nominees and the Company's nominees; if a stockholder submits both a GOLD Proxy Card and the Company's White Proxy Card, only the latest dated proxy will be counted.

     THE DRHC GROUP REQUESTS THAT YOU DO NOT VOTE ON OR RETURN TO THE COMPANY ANY PROXY CARD PROVIDED TO YOU BY THE COMPANY, EVEN TO VOTE AGAINST THE INCUMBENT BOARD'S SLATE OF NOMINEES. RETURNING ANY PROXY

CARD PROVIDED TO YOU BY THE COMPANY COULD REVOKE THE GOLD PROXY CARD THAT YOU SIGN, DATE AND SEND TO THE DRHC GROUP.



     Any stockholder giving a proxy may revoke it at any time before it is voted by attending the Annual Meeting and voting his or her shares of LSI Common Stock in person, by giving written notice to the Secretary of the Company at 161-B Crown Bay Cruise Ship Port, St. Thomas, U.S. Virgin Islands VI00802 stating that the proxy has been revoked, or by delivery of a proxy bearing a later date.



     An executed proxy card may be revoked at any time before its expiration by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed proxy becomes effective. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the proxy card which is properly completed will constitute a revocation of an earlier consent. Although a revocation is effective if delivered to the Company, the DRHC Group requests that either the original or photostatic copies of all revocations of proxies be mailed or delivered to MacKenzie Partners, Inc., at the address set forth below, so that it will be aware of all revocations and can more accurately determine which proxies that have been received are valid.



     STOCKHOLDERS OF RECORD ON THE RECORD DATE ARE ELIGIBLE TO VOTE ON THE MATTERS DISCUSSED ABOVE. THE DRHC GROUP RECOMMENDS THAT ANYONE OWNING SHARES OF LSI COMMON STOCK BENEFICIALLY (BUT NOT OF RECORD), SUCH AS A PERSON WHOSE OWNERSHIP OF SHARES IS THROUGH A BROKER, BANK OR OTHER FINANCIAL INSTITUTION, SHOULD CONTACT THAT BROKER, BANK OR FINANCIAL INSTITUTION WITH INSTRUCTIONS TO EXECUTE THE GOLD PROXY CARD ON HIS OR HER BEHALF OR TO HAVE THE BROKER, BANK OR FINANCIAL INSTITUTION'S NOMINEE EXECUTE THE GOLD PROXY CARD.


                            SOLICITATION OF PROXIES


     Proxies may be solicited by the DRHC Group and by its agents by mail, telephone, telegraph and personal solicitation. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward proxy solicitation material to the beneficial owners of the LSI Common Stock that such institutions hold of record.



     The entire expense of preparing and mailing this Proxy Statement, including the litigation concerning the Company's initial rejection of DRHC's nominations, and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, consultants, accountants, public relations, transportation and litigation) will be borne by the DRHC Group.



     The DRHC Group has retained MacKenzie Partners, Inc. (the "Agent") to assist it in the solicitation of proxies and for related services. The DRHC
Group has agreed to pay the Agent an estimated fee of up to $          and has
agreed to reimburse it for its reasonable out-of-pocket expenses. The Agent will solicit proxies for the Annual Meeting from individuals, brokers, banks,
nominees and other institutional holders. Approximately           persons will
be used by the Agent in its solicitation efforts. The DRHC Group estimates that its total expenditures relating to this proxy solicitation will be approximately
$          , including $          in connection with the above referenced
litigtion. Total expenditures to date relating to this proxy solicitation and
the related litigation have been approximately $          .



     The DRHC Group does not intend to seek reimbursement from the Company for its expenses in connection with this proxy solicitation.


                             ADDITIONAL INFORMATION


     DRHC operates 60 stores located throughout the Bahamas, the Eastern Caribbean and Alaska. The merchandise presently offered at such stores consists of emeralds and other gemstone jewelry, watches and certain other luxury products. Aspen is a privately held investment company. The principal address of DRHC is International Bazaar, P.O. Box F-40349, Freeport, Bahamas. The principal address of Aspen is P.O. Box F-42544, Freeport, Bahamas.

     Certain information about the directors and executive officers of DRHC and Aspen is set forth in Schedule I attached hereto. Schedule II attached hereto sets forth certain information relating to shares of LSI Common Stock owned by DRHC, Aspen, their respective directors and executive officers, and the DRHC Nominees, and certain transactions between any of them and the Company.

     Stockholders are referred to the Company Proxy Statement with respect to the compensation and remuneration paid and payable and other information related to the Company's officers and directors, beneficial ownership of the Company's securities and the procedures for submitting proposals for consideration at the 1998 annual meeting of the stockholders of the Company.

     The DRHC Group assumes no responsibility for the accuracy or completeness of any information contained herein which is based on, or incorporated by reference to, the Company Proxy Statement.

                                      DESTINATION RETAIL HOLDINGS CORPORATION

                                      STEPHEN G.E. CRANE

                                      ASPEN INVESTMENTS INC.

December   , 1997

                                   IMPORTANT

     1. If your shares of LSI Common Stock are registered in your own name, please sign, date and return the GOLD Proxy Card furnished to you by the DRHC Group.

     2. If your shares of LSI Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a GOLD Proxy Card with respect to your shares.

     3. Time is critically short. Only your latest dated Proxy Card will count. Please sign, date and mail the enclosed GOLD Proxy Card today in the envelope provided.

     If you have any questions about giving your proxy or require assistance in voting your shares of LSI Common Stock, please call:

                                      LOGO
                                156 Fifth Avenue
                               New York, NY 10010

                            (212) 929-5500 (Collect)
                                       or
                         CALL TOLL-FREE (800) 322-2885

                                   SCHEDULE I

      INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF DRHC
                                   AND ASPEN

     The following table sets forth the name and the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is carried on, of (1) the directors and executive officers of DRHC, and (2) the directors and executive officers of Aspen. Unless otherwise indicated, the principal business address of (i) each director, or executive officer of DRHC named below is c/o Destination Retail Holdings Corporation, International Bazaar, P.O. Box F-40349, Freeport, Bahamas, and (ii) the principal business address of each director, or executive officer of Aspen named below is P.O. Box F-42544, Freeport, Bahamas.

                    DIRECTORS AND EXECUTIVE OFFICERS OF DRHC

                                                     PRESENT OFFICE OR OTHER
         NAME                                  PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------------           -------------------------------------------------------------
Stephen G.E. Crane                President, Chief Executive Officer and a Director of DRHC

                                  President of the Retail Group of Adanac Investment Co., Ltd.

R. Christopher Cooper             Chief Financial Officer, Treasurer and a Director of DRHC

                                  Chief Financial Officer of Adanac Investment Co., Ltd.

David S. McPhail                  Chief Operating Officer, Secretary and a Director of DRHC

                                  Vice President -- Operations of Adanac Investment Co., Ltd.

                   DIRECTORS AND EXECUTIVE OFFICERS OF ASPEN

                                                     PRESENT OFFICE OR OTHER
         NAME                                  PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------------           -------------------------------------------------------------

Robert E. Cordes                  President and a Director of Aspen

                                  Principal of Management and Service Company Limited

Wenche J. Cordes                  Vice President, Treasurer and a Director of Aspen

Lynn Turnquest                    Secretary and a Director of Aspen

                                  SCHEDULE II

 SHARES HELD BY DRHC, ASPEN, THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS,
                             AND THE DRHC NOMINEES

     Mr. Crane is the beneficial owner of 261,100 shares of LSI Common Stock. The following table sets forth information with respect to all purchases and sales of shares of LSI Common Stock by Mr. Crane during the past two years. Each of these transactions was effected on the open market. Other than as noted, the price per share excludes brokerage commissions and other charges.

NUMBER OF SHARES
   PURCHASED             DATE          PRICE PER SHARE
----------------     -------------     ---------------
      8,100          July 14, 1997        $ 6.50
     23,000          July 15, 1997        $ 6.4891
     33,700          July 21, 1997        $ 6.8417
        200          July 22, 1997        $ 6.90625
     43,500          July 23, 1997        $ 7.061
     67,200          July 24, 1997        $ 7.159
      2,000          July 25, 1997        $ 7.125
     23,400          July 29, 1997        $ 7.187
     60,000          July 30, 1997        $ 7.318

     Aspen is the record owner of 300 shares of LSI Common Stock. Robert E. Cordes, the President and a director of Aspen, is the beneficial owner of such 300 shares of LSI Common Stock. The following table sets forth information with respect to all purchases and sales of shares of LSI Common Stock by Aspen during the past two years. Each of these transactions was effected on the open market. Other than as noted, the price per share excludes brokerage commissions and other charges.

NUMBER OF SHARES
   PURCHASED             DATE          PRICE PER SHARE
----------------     -------------     ---------------
       100           July 9, 1997          $6.3125
       100           July 9, 1997          $6.0625
       100           July 17, 1997         $7.25

     Except as disclosed in this Schedule II, none of DRHC, Aspen, any of their respective directors or executive officers, or the DRHC Nominees owns any securities of Company or any subsidiary of the Company, beneficially or of record, has purchased or sold any of such securities within the past two years or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to any such securities. Except as disclosed in this Schedule II, to the best knowledge of the DRHC Group, no associate of DRHC, Aspen, any of their respective directors or executive officers, or the DRHC Nominees beneficially owns, directly or indirectly, any securities of the Company.

     Other than as disclosed in this Schedule II and in the Proxy Statement, to the knowledge of the DRHC Group, none of DRHC, Aspen, any of their respective directors or executive officers, or the DRHC Nominees has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

     Other than as disclosed in this Schedule II and in the Proxy Statement, to the knowledge of the DRHC Group, none of DRHC, Aspen, any of their respective directors or executive officers, or the DRHC Nominees is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any class of securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

     Other than as set forth in this Schedule II, and except for the Proposed Merger, to the knowledge of the DRHC Group, none of DRHC, Aspen, any of their respective directors or executive officers, or the DRHC

Nominees, or any of their respective associates, have had or will have a direct or indirect material interest in any transaction or series of similar transactions since the beginning of the Company's last fiscal year or any currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party in which the amount involved exceeds $60,000.

     According to Company's public filings, if elected as directors of the Company, the DRHC Nominees who are not employees of the Company would receive an annual retainer of $5,000, plus $2,500 for each meeting of the Board of Directors attended (or $500 for attendance at a telephonic meeting) and $1,000 for each committee meeting attended (or $500 for attendance at a telephonic meeting). All directors of the Company would be reimbursed for expenses incurred in connection with their services as directors of the Company. In addition, non-employee directors of the Company would receive on the last day of the Company's fiscal year nonqualified stock options to purchase an aggregate of 3,000 shares of LSI Common Stock at a price per share equal to the fair market value of such shares on the date of grant. Such options would vest and become immediately exercisable on the date of grant and expire on the tenth anniversary of the date of grant. The DRHC Nominees, if elected, will be indemnified for service as a director of the Company to the same extent indemnification is provided to directors of the Company under the Company's Amended and Restated Certificate of Incorporation. In addition, the DRHC Group believes that upon election, the DRHC Nominees will be covered by the Company's officer and director liability insurance. The DRHC Group disclaims any responsibility for the accuracy of the foregoing information extracted from the Company's public filings.

     Other than as set forth in this Schedule II and in the Proxy Statement, to the knowledge of the DRHC Group, none of DRHC, Aspen, any of their respective directors or executive officers, or the DRHC Nominees, or any of their respective associates, have any arrangements or understandings with any person or persons with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.


     To the knowledge of the DRHC Group, other than the engagement, in December 1990, of Hellmold Associates, Inc. by Town & Country Corporation to advise Town & Country Corporation concerning its debt renegotiation and financial restrucuring, no occupation or employment was carried on by either of the DRHC Nominees with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company and neither of the DRHC Nominees has ever served on the Board of Directors.

   THIS PROXY IS SOLICITED IN OPPOSITION TO THE INCUMBENT BOARD OF DIRECTORS
                AND MANAGEMENT OF THE COMPANY IN CONNECTION WITH
                   THE 1997 ANNUAL MEETING OF STOCKHOLDERS OF

                            LITTLE SWITZERLAND, INC.

The undersigned stockholder of LITTLE SWITZERLAND, INC. (the "Company") hereby appoints each of Stephen G.E. Crane and R. Christopher Cooper as lawful attorney and proxy, with several power of substitution, for and in the name of the undersigned to represent and vote, as designated below, all shares of the common stock, par value $.01 per share, of the Company which the undersigned is entitled to vote at the 1997 annual meeting of stockholders of the Company, to
be held on January 16, 1997 at             commencing at 10:30 a.m., or at any
adjournment, postponement or rescheduling thereof (collectively, the "Annual Meeting"). The undersigned hereby revokes any and all previous proxies with respect to the matters covered by this proxy and the voting of such shares at the Annual Meeting.

A. ELECTION OF DIRECTORS:  Nominees of the DRHC Group:

   [ ] FOR the nominees listed below

   [ ] WITHHOLD AUTHORITY for the nominees listed below.

  NOMINEES: CHARLES R. SCOTT
          RALPH O. HELLMOLD
THE SOLICITING STOCKHOLDER IS NOT SEEKING, AND THE PROXY WILL NOT VOTE, FOR ANY NOMINEES OTHER THAN THE NOMINEES NAMED ABOVE.

B. ADJOURNMENTS:  If a quorum is not present, to vote upon any motion for adjournment or postponement made by or supported by the DRHC Group.

    [ ] FOR               [ ] AGAINST           [ ] ABSTAIN

C. DISCRETIONARY AUTHORITY:  In his discretion, the proxy is authorized to vote upon such other business as may properly come before the Annual Meeting.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

This Proxy Card, when properly executed, will be voted as directed herein. IF NO INSTRUCTIONS ARE GIVEN, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED "FOR" THE NOMINEES LISTED ABOVE, "FOR" ANY ADJOURNMENT OR POSTPONEMENT SUPPORTED BY THE SOLICITING STOCKHOLDER, AND IN THE DISCRETION OF THE PROXY AS TO ALL OTHER MATTERS.

      PLEASE DATE AND SIGN THIS PROXY EXACTLY AS YOUR NAME APPEARS HEREON.

                                         Dated:

                                         Signature:

                                         Signature:

                                         Title:

If stock is jointly held, each joint owner should sign. When signing as attorney in fact, executor, administrator, trustee, guardian, corporate officer or partner, please give full title.

                    PLEASE SIGN, DATE AND RETURN THIS PROXY